Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China 510030
Tel. 8613808821282
Fax. 86208333258

January 11, 2012


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn :Maryse Mills-Apenteng
Special Counsel

Re:  Kama Resources Inc.
Amendment No.5 to Registration Statement on Form S-1
Filed December 9, 2010
File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

1. An analysis of how our offering is consistent with Rule 10b-9(a)
(2)and we will comply with Rule 10b-9 the next business day or as soon as possible after the termination of the offering.

2. We have disclosed how we will dtermine when securities have been sold for the purpose of reaching the minimum amount and who will be responsible for making this decision.

3. The Selected Financial Data and Mangement's Discussion and
Analysis sections have been updated.

4. Cover page has been revised.

5. Updated financial statements have been filed for the year ended October 31, 2011.

6. The disclosure on page 31 have been revised.

7. All required exhibits are filed with this S-1.

8. The auditors consent has been revised accordingly.



Sincerely,

-S-

Dayong Sun